UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

________________________________________________________________________________


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             C&D TECHNOLOGIES, INC.
                             -----------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
                    ---------------------------------------
                         (Title of Class of Securities)


                                   124661109
                             -----------------------
                                 (CUSIP Number)


                                January 5, 2011
                             -----------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]   Rule 13d-1(b)

                              [X]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.: 124661109                                           Page 2 of 5 Pages
.................................................................................

1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).


        SWISS RE FINANCIAL PRODUCTS CORPORATION
.................................................................................

2.      Check the Appropriate Box if a Member of a Group

        (a) [ ]

        (b) [ ]
.................................................................................

3.      SEC Use Only
.................................................................................

4.      Citizenship or Place of Organization

        USA
.................................................................................

Number of       5.   Sole Voting Power                  42,743,888
Shares          ................................................................
Beneficially    6.   Shared Voting Power                - 0 -
Owned by        ................................................................
Each            7.   Sole Dispositive Power             42,743,888
Reporting       ................................................................
Person With     8.   Shared Dispositive Power           - 0 -
.................................................................................

9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        42,743,888
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        [ ]
.................................................................................

11.     Percent of Class Represented by Amount in Row (9)

        8.07% based on 529.558m shares outstanding as of December 31, 2010.
.................................................................................

12.     Type of Reporting Person:

        CO

                                                               Page 3 of 5 Pages

Item 1(a).      Name of Issuer:

                C&D Technologies, Inc. (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

                1400 Union Meeting Rd., Blue Bell, PA 19422

Item 2(a).      Name of Person Filing:

                This Statement is filed on behalf of the following person (the "Reporting Person"):

                SWISS RE FINANCIAL PRODUCTS CORPORATION

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                The address of the principal business office of the Reporting Person is:
                55 East 52nd Street, New York, NY 10055.

Item 2(c).      Citizenship:

                SWISS RE FINANCIAL PRODUCTS CORPORATION - Delaware corporation.

Item 2(d).      Title of Class of Securities:

                Common Stock, $0.01 par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                124661109

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a)       Amount Beneficially Owned

                As of January 14, 2011, SWISS RE FINANCIAL PRODUCTS CORPORATION is the beneficial owner of 42,743,888 shares of C&D Technologies, Inc. In connection with the registered exchange offer, the Reporting Persons received 3,959.91
Shares for each $1,000 in principal amount it held of C&D Technologies, Inc. convertible senior notes.


Item 4(b)       Percent of Class:

                8.07%

                                                               Page 4 of 5 Pages

Item 4(c)       Number of Shares of which such person has:



(i) Sole power to vote or direct the vote:                            42,743,888
(ii) Shared power to vote or direct the vote:                                  0
(iii) Sole power to dispose or direct the disposition of:             42,743,888
(iv) Shared power to dispose or direct the disposition of:                     0

Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                This Item 7 is not applicable

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2011                 SWISS RE FINANCIAL PRODUCTS CORPORATION


                                       By:
                                           /s/ Michael McGuire
                                           -----------------
                                       Name:  Michael McGuire
                                       Title: Compliance Officer